EX-23.12.a

April 24, 2009

Board of Trustees
Nationwide Variable Insurance Trust, a
Delaware statutory trust
1200 River Road, Suite 1000
Conshohocken, PA 19428

Re:	Plan of Reorganization and Liquidation (the “Plan”) entered into on

April 24, 2009 by and between Nationwide Variable Insurance Trust (the “Trust”), a statutory trust created under the laws of the State of Delaware, on behalf of two of its series, NVIT Investor Destinations Moderate Fund (the “Acquiring Fund”) and JPMorgan NVIT Balanced Fund (the “Acquired Fund”)

Ladies and Gentlemen:

     You have requested our opinion concerning certain federal income tax consequences of the reorganization and liquidation of Acquired Fund (the “Reorganization”), which will consist of: (i) the sale by Acquired Fund of all, but a de minimis amount, of its securities in exchange for cash,1 (ii) the acquisition by the Acquiring Fund of substantially all of the property, assets and goodwill of the Acquired Fund, which shall consist primarily of cash denominated in U.S. currency, in exchange solely for shares of beneficial interest, without par value, of the Acquiring Fund – Class II shares (“Acquiring Fund Shares”), which are voting securities; (iii) the distribution of (a) Acquiring Fund Shares to the holders of Acquired Fund – Class I shares (“Acquired Fund Class I Shares”), (b) Acquiring Fund Shares to the holders of Acquired Fund – Class IV shares (“Acquired Fund Class IV Shares” and collectively with the Acquired Fund Class I Shares, the “Acquired Fund Shares”); and (iv) the dissolution of the Acquired Fund as soon as practicable after the closing (the “Closing”), all upon and subject to the terms and conditions of the Plan. Adoption of the Plan also constitutes the adoption of the plan of liquidation by the sub-accounts of the segregated asset account invested in the Acquired Fund, effective as of the Effective Date.

     In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Plan, dated as of April 24, 2009; (b) the combined proxy statement/prospectus provided to shareholders of Acquired Fund in connection with a Special Meeting of Shareholders of Acquired Fund held on April 14, 2009; (c) certain representations concerning the Reorganization made to us by Trust in a letter dated April 24, 2009 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such

1	Pursuant to this Plan, less than one percent (1%) of Acquired Fund’s securities will not be reduced to cash and transferred in-kind to Acquiring Fund.

Board of Trustees, Nationwide Variable Insurance Trust
April 24, 2009

statutes, regulations, rulings and decisions as we deemed material in rendering this opinion. All capitalized terms used herein, unless otherwise defined, are used as defined in the Plan.

     For purposes of this opinion, we have assumed that Acquired Fund and Acquiring Fund, on the Closing Date of the Reorganization, satisfies, and immediately following the Closing Date of the Reorganization, Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

     Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Plan and the statements in the Representation Letter for Acquired Fund and Acquiring Fund, it is our opinion that:

     1. Acquired Fund will recognize gain or loss on the sale immediately before Closing of all, but a de minimis amount, of Acquired Fund’s assets for cash (denominated in U.S. currency), pursuant to Section 1001 of the Code.

     2. Except with respect to the de minimis amount of Acquired Fund’s assets not converted to cash, no gain or loss will be recognized by Acquired Fund on the transfer of substantially all of its assets, consisting of cash (denominated in U.S. currency), in exchange solely for the Acquiring Fund Shares to be issued pursuant to Section 1 of the Plan, pursuant to Section 1001 of the Code; Acquired Fund will have an adjusted tax basis in the Acquiring Fund Shares purchased equal to their cost, pursuant to Section 1012 of the Code.

     3. No gain or loss will be recognized by Acquiring Fund upon receipt of substantially all of the assets of Acquired Fund consisting primarily of cash (denominated in U.S. currency) in exchange solely for the Acquiring Fund Shares, pursuant to Section 1032(a) of the Code.

     4. Acquired Fund will recognize no gain or loss on the distribution of the Acquiring Fund Shares to the Acquired Fund shareholders in complete liquidation of Acquired Fund, pursuant to Section 337(a) of the Code.

     5. The Acquired Fund shareholders will recognize no gain or loss on the receipt by them of Acquiring Fund Shares (including fractional shares to which they may be entitled) in complete liquidation of Acquired Fund, pursuant to Section 332(a) of the Code, except that such Acquiring Fund shareholders will be required to treat as a dividend from Acquired Fund an amount equal to the dividends paid deduction allowable to Acquired Fund by reason of such distribution pursuant to Section 332(c) of the Code.

     6. The basis of the Acquiring Fund Shares received by the shareholders of Acquired Fund (including fractional shares to which they may be entitled) will be the same as it would be in the hands of Acquired Fund pursuant to Section 334(b)(1).

Board of Trustees, Nationwide Variable Insurance Trust
April 24, 2009

     7. The holding period of the Acquiring Fund Shares received by the shareholders of Acquired Fund (including fractional shares to which they may be entitled) will include the period for which such Acquiring Fund Shares were held by Acquired Fund, pursuant to Section 1223(2) of the Code.

     Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

     Our opinion is conditioned upon the performance by Trust on behalf of Acquired Fund and Acquiring Fund, of their undertakings in the Plan and the Representation Letter. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

     This opinion is being rendered to Acquiring Fund and Acquired Fund, and may be relied upon only by such Funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Registration Statement of Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/Stradley Ronon Stevens & Young, LLP
STRADLEY RONON STEVENS & YOUNG, LLP